UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-13270

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOTEK INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOTEK INDUSTRIES, INC.

2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

FLOTEK INDUSTRIES, INC. 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

All Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or required.

EXHIBIT

23.1 Consent of Independent Registered Public Accounting Firm	13

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

Flotek Industries, Inc. 401(k) Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Flotek Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in the net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas

June 29, 2009

FLOTEK INDUSTRIES, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
INVESTMENTS, at fair value
Money market funds	$—	$72,017
Common/collective trust funds	292,947	—
Common stock	253,422	306,837
Mutual funds	2,159,385	1,402,376
Participant loans	120,249	25,560

TOTAL INVESTMENTS, AT FAIR VALUE	2,826,003	1,806,790

NET ASSETS AVAILABLE FOR PLAN BENEFITS, AT FAIR VALUE	2,826,003	1,806,790
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,000)	—

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$2,825,003	$1,806,790

See notes to financial statements.

FLOTEK INDUSTRIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS

INVESTMENT INCOME
Interest and dividends	$2,668

TOTAL INVESTMENT INCOME	2,668

CONTRIBUTIONS
Employer	937,475
Participants	1,530,157
Rollovers	276,148

TOTAL CONTRIBUTIONS	2,743,780

TOTAL ADDITIONS TO NET ASSETS	2,746,448

DEDUCTIONS FROM NET ASSETS
Net depreciation in fair value of investments	(1,634,169)
Benefits paid to participants	(260,877)
Corrective distributions	(56)
Deemed distributions of participant loans	(511)
Administrative fees	(3,500)

TOTAL DEDUCTIONS FROM NET ASSETS	(1,899,113)

NET INCREASE IN NET ASSETS	847,335
Transfers to the Plan	170,878
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	1,806,790

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$2,825,003

See notes to financial statements.

FLOTEK INDUSTRIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Flotek Industries Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

Effective June 1, 2002, Flotek Industries, Inc. (the “Company”) established the Plan, a defined contribution plan, in which participation is voluntary on the part of the employees. Employees are eligible to become a participant in the Plan upon satisfying the age and the service requirements. The employee must attain the age of 18 and complete 6 months of service with the Company.

Effective January 1, 2008, the plan administrator changed the trustee of the Plan to JP Morgan Chase Bank (“JP Morgan”) and the record keeper of the Plan to ADP Retirement Services, Inc. (“ADP”).

Amendments to the Plan effective January 1, 2008 include the following:

•

Implement a safe harbor design using a qualified automatic contribution arrangement. Participants meeting eligibility criteria will be automatically enrolled in the Plan and automatically contribute 4% per year, unless the participant opts out of the Plan.

•

Employer matching contributions were increased to 100% of the first 4% of compensation. Participants are immediately 100% vested in the matching contributions. The Company’s matching contributions continue to be made in the same ratio as the participants elective deferrals.

•	After-tax deferral option of a Roth 401(k) was added to the Plan.

Employer matching contributions made prior to the January 1, 2008 safe-harbor adoption vest in accordance to the original schedule as described in the vesting portion of Note A of this annual report.

Contributions

A participant may elect to defer a percentage of their compensation during the plan year, which is defined in the plan document and is subject to the limits imposed by the Internal Revenue Code (“IRC”). Contributions can be made on a pre-tax (before federal and state taxes are withheld) basis through payroll deductions. The participant is always fully vested in his or her contributions made on a pre-tax basis. The Company permits compensation deferrals of 1% to 20% in increments of 1% each plan year.

Effective January 1, 2008, the Company makes a matching contribution to the Plan in an amount equal to 4% of each participant’s compensation reduction contribution. The Company’s matching contributions are made in the same ratio as the participant’s elective deferrals.

Participant contributions are limited to $15,500 for 2008. This limitation is adjusted periodically to reflect cost-of-living increases as provided by the IRC. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of $5,000 for 2008.

Vesting

Participants are 100% vested in their salary reduction contributions, any rollover contributions, and earnings on these amounts. Effective January 1, 2008, as amended by the plan document, matching contributions to the Plan, plus any earnings these amounts generate, immediately vest 100%. Matching contributions to the Plan made prior to January 1, 2008, plus any earnings these amounts generate, are 100% vested after six years of service (20% per year after two years of service). Participants hired prior to January 1, 2001 are 100% vested in the matching contributions and the related earnings.

Investment Elections

The Plan is participant directed and allows the participants to change contributions withheld through payroll deduction and change investment fund options for future contributions at any time, directly by telephone with ADP, the investment custodian, or via the internet. Participants may discontinue participation in the Plan at any time. Reenrollment may occur at any time.

Participant Loans

A participant can borrow up to 50 percent of his or her vested account balance while in the Plan. The amount borrowed may be from a minimum of $500 to a maximum of $50,000, but never more than 50 percent of the participant’s vested account balance. Only one loan can be outstanding at any one time. A loan must be repaid by payroll deductions over a period not to exceed five years unless the loan is used for the purchase of a primary residence. Loans used for the purchase of a primary residence must be repaid within 30 years (360 months). Early payoff of participant loans is permitted. The loan interest rate applied to participant loans is the prime rate published in the Wall Street Journal on the 14th day of each month plus 1%. The rate becomes effective for any loans processed as of the 16th day of the month. Loans are limited to participants who are active employees.

Form of Benefits

A participant can withdraw the total vested amount in the participant’s account as a result of either (i) termination of employment, (ii) reaching age 59  1/2 or (iii) disability or death. The full value of the participant’s account will be paid and will be subject to income tax when the participant retires or qualifies as permanently and totally disabled. If death occurs before retirement, the full value of the account will be paid to the designated beneficiary. If the value of the participant’s account is less than $5,000, the beneficiary will receive a lump sum payment of the entire amount. If the value of the participant’s account is greater than $5,000, the beneficiary will receive a payout(s) in a form other than a life annuity.

Forfeitures

Forfeitures will be used first to restore previously forfeited account balances of returning participants who are so entitled. Remaining forfeitures will be used to reduce any employer contributions and may also be used to pay plan expenses. Forfeitures in the Plan for the year ended December 31, 2008 were immaterial.

Rollover Contributions

Generally, if a participant received a qualified total distribution as defined in the Internal Revenue Code of 1986 as amended, the participant can rollover those funds into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company contributions and the proportionate allocation of the earnings of the Plan, as defined in the plan document.

Plan Trustee

JP Morgan (the “Trustee”) was appointed trustee and investment custodian of the Plan by a contract dated January 1, 2008. Under the contract, JP Morgan named ADP as plan record keeper. Under the agreement, JP Morgan shall hold all property received, manage the Plan and invest and reinvest Plan assets. For 2007, Frontier Trust Company (“Frontier”) was trustee and investment custodian of the Plan. Frontier named Bisys Retirement Services, Inc. as plan record keeper. Frontier held all property received, managed the Plan and invested and reinvested Plan assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Interest income is recognized when earned.

Administrative Expenses: Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, except for expenses associated with loans to participants, were paid by the Company.

Risks and Uncertainties: The Plan provides for various investment options offered by the Trustee. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

Valuation of Investments: Investments are stated at market value based upon quoted market prices, if available, or fair value as of the Plan’s year end as determined by the trustee of the Plan’s assets. In accordance with accounting principles generally accepted in the

United States of America, investments are valued at fair value, net unrealized appreciation or depreciation is included in the carrying value of related investments in the Statements of Net Assets Available for Benefits and the changes in the net unrealized appreciation or depreciation are reflected in the Statement of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investment in common stocks and mutual funds are stated at fair value and are based upon quoted market prices. Investment in the Company’s common stock are valued at fair value and based on quoted market prices. Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Shares of common/collective trust funds are valued at net asset value and for investment contracts valuation is measured at fair value, with reconciliation to contract value for fully benefit responsive investments contracts, as determined by the trustee of the Plan’s assets.

As described in the Financial Accounting Standards Board (the “FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in fully benefit-responsive investment contracts held in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, a common/collective trust fund. The Plan’s Statements of Net Assets Available for Plan Benefits presents the fair value of these investment contracts as well as the related adjustment from fair value to contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, for all of its financial assets and liabilities. The statement does not require new fair value measurements, but emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability and provides guidance on how to measure fair value by providing a fair value hierarchy for classification of financial assets or liabilities based upon measurement inputs. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The adoption of SFAS 157 did not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits. See Note D for the application of SFAS 157 and further details regarding fair value measurement of the Plan’s financial assets and liabilities as of December 31, 2008.

NOTE C - INVESTMENTS

The following table presents the fair value of investments held by the Plan. Individual investments that represent five percent or more in any of the Plan’s net assets available for benefits in either plan year are shown separately:

	December 31,
	2008	2007
Investments at fair value:
Collective trust funds and mutual funds:
BlackRock Eurofund	$—	$133,428
BlackRock Global Allocation Fund	640,512	233,238
BlackRock Value Opportunities Fund	—	180,168
BlackRock Large Cap Value Fund	257,701	330,357
SSgA Stable Value Fund	209,446	—
Janus Advisor Forty Fund	204,041	—
Oppenheimer Strategic Income Fund	152,800	—
Oppenheimer Main Street Small Cap Fund	143,697	—
AllianceBerstein International Growth Fund	163,387	—
Investments at fair value as determined by quoted market price:
Flotek Industries, Inc. Common Stock	253,422	306,837

Total investments exceeding 5%	2,025,006	1,184,028
Other	800,997	622,762

TOTAL INVESTMENTS	$2,826,003	$1,806,790

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Year Ended December 31, 2008
Common /collective trust funds	$1,057
Common stock	681,938
Mutual funds	951,174

TOTAL NET DEPRECIATION	$1,634,169

NOTE D - FAIR VALUE OF INVESTMENTS

SFAS 157, which the Plan prospectively adopted on January 1, 2008, defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 requires disclosure of the extent to which fair value is used to measure financial and non-financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. SFAS 157 establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date:

•	Level 1 — unadjusted, quoted prices for identical assets or liabilities in active markets;

•

Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3 — unobservable inputs based upon the reporting entity’s internally developed assumptions that market participants would use in pricing the asset or liability.

The Plan evaluated its financial assets and liabilities for those that met the criteria of the disclosure requirements and fair value framework of SFAS 157, as discussed below.

Mutual Funds and Common Stock

The Plan maintains investments in mutual funds and the Company’s stock. The Plan determined that the valuation measurement inputs of these equity securities represents unadjusted quoted prices in active markets. The Plan investment in mutual funds and the Company’s stock represents unadjusted quoted prices in active markets. Accordingly, the Plan has classified such investments within Level 1 of the SFAS 157 hierarchy framework.

Common/Collective Trust Funds

The Plan maintains investments in common/collective trust funds. The Company determined that the valuation measurement inputs of the fund investments represent prices based upon quoted market prices utilizing public information, independent external valuations from third-party pricing services or third-party advisors. Accordingly, the Plan has concluded the valuation measurement inputs of these debt securities to represent, at their lowest level, quoted market prices for identical or similar assets in markets where there are few transactions for the assets and has categorized such investments within Level 2 of the SFAS 157 hierarchy framework.

Participant Loans

Participant loans are cash loans made to Plan members who hold accounts with the Plan. The amounts are repaid to the Plan at a market interest rate as determined in accordance with the plan document. Any loans not repaid are treated as a cash distribution at the full loan amount to the participant in compliance with IRC. The fair value of these loans are reported at amortized cost and can not be readily determined in an active market or other observable market as it is not practical to estimate the loan’s fair value due to restrictions on the transferability of the loans. The Plan has classified participant loans within Level 3 of the SFAS 157 hierarchy framework.

The fair value of the investments are categorized as follows at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Investments in mutual funds	$2,159,385	$—	$—	$2,159,385
Investments in common /collective trusts funds	—	292,947	—	292,947
Investments in common stock	253,422	—	—	253,422
Loans to participants	—	—	120,249	120,249

Total Investments at Fair Value	$2,412,807	$292,947	$120,249	$2,826,003

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance, beginning of year	$25,560
Loan issuances	115,606
Interest earned	2,522
Deemed distributions	(511)
Loan repayments	(22,928)

Balance, end of year	$120,249

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of plan termination, participants will become 100% vested in their accounts and all assets remaining in the Plan would be paid to the participants and their beneficiaries in accordance with the Plan provisions.

NOTE F - INCOME TAX STATUS

Effective January 1, 2008, the Company amended and restated the Plan by adopting the ADP Non-Standardized Profit Sharing Plan with a qualified cash of deferred arrangement (“CODA”). ADP received an opinion letter dated May 3, 2002 from the IRS that the form of the plan is acceptable under Section 401 of the Internal Revenue Code for use by employers for benefit of their employees. Although the Plan has been amended since receiving this letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in various mutual funds and other funds offered by the Trustee. These investments are considered party-in-interest transactions because JP Morgan serves as Trustee of the Plan. The Plan management has approved these investment options.

The Plan also invests in the Company’s common stock. Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan sponsor.

NOTE H - SUBSEQUENT EVENT

Effective April 13, 2009, the Company temporarily suspended matching of employee’s contributions to the Plan.

EIN: 90-0023731

Plan number: 001

FLOTEK INDUSTRIES, INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds
*	JP Morgan Chase Bank	Oppenheimer Strategic Income Fund	N/A	$152,800
*	JP Morgan Chase Bank	BlackRock Global Allocation Fund	N/A	640,512
*	JP Morgan Chase Bank	BlackRock Large Cap Value Fund	N/A	257,701
*	JP Morgan Chase Bank	Davis New York Venture Fund	N/A	43,362
*	JP Morgan Chase Bank	Janus Advisor Forty Fund	N/A	204,041
*	JP Morgan Chase Bank	Virtus Mid-Cap Value Fund	N/A	36,666
*	JP Morgan Chase Bank	Fidelity Advisor Leveraged Company Stock Fund	N/A	91,014
*	JP Morgan Chase Bank	American Century Heritage Fund	N/A	52,774
*	JP Morgan Chase Bank	AllianceBerstein International Growth Fund	N/A	163,387
*	JP Morgan Chase Bank	AIM Developing Markets Fund	N/A	114,788
*	JP Morgan Chase Bank	Allianz NFJ Small-Cap Value Fund	N/A	15,179
*	JP Morgan Chase Bank	Oppenheimer Main Street Small Cap Fund	N/A	143,697
*	JP Morgan Chase Bank	Fidelity Advisor Small Cap Fund	N/A	68,417
*	JP Morgan Chase Bank	AIM Real Estate Fund	N/A	41,295
*	JP Morgan Chase Bank	AIM Energy Fund	N/A	133,752

		Total mutual funds		2,159,385

	Common/Collective Trusts

*	JP Morgan Chase Bank	SSgA Stable Value Fund	N/A	208,446
*	JP Morgan Chase Bank	SSgA Passive Treasury Inflation Protected Strategy Fund	N/A	83,501

		Total common/collective trusts		291,947

	Common Stock

*	JP Morgan Chase Bank	Flotek Industries, Inc. Common Stock		253,422

		Total common stock		253,422

	Loans

*	Participant loans	Participant loans with interest rates from 5.00% to 7.00% and various maturity dates through December, 2013	N/A	120,249

		Total loans		120,249

		Total investments		$2,825,003

*	– Represents identification of known party-in-interest in the Plan.
N/A	– This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Flotek Industries, Inc. Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flotek Industries, Inc. 401(k) Plan
(Name of Plan)

Date: June 29, 2009	By:	/s/ Jesse E. Neyman
Jesse E. Neyman
Plan Administrator